U.S. SECURITIES AND EXCHANGE COMMISSION

02018492

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

8-43200

RECEIVED FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Amcore Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

501 Seventh Street
(No. and Street)

Rockford	IL	61104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Lee — (815) 961-7783
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

303 East Wacker Street	Chicago	IL	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael, J. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Amcore Investment Services, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Patricia Bonavia
William Hippensteel
Shawn Way

Name Michael J. Lee
Title Asst. Vice- President & Controller

"OFFICIAL SEAL"
LOUISE A. HENNESSY
Notary Public, State of Illinois
My Commission Expires 02/29/04

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

AMCORE INVESTMENT SERVICES, INC.

Table of Contents

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Board of Directors
AMCORE Investment Services, Inc.:

We have audited the accompanying statements of financial condition of AMCORE Investment Services, Inc. (the Company), which is a second-tier wholly owned subsidiary of AMCORE Financial, Inc., as of December 31, 2001 and 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of AMCORE Investment Services, Inc. as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 23, 2002

AMCORE INVESTMENT SERVICES, INC.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents	$	485,194	525,590
Deposit with clearing broker		50,000	50,000
Commissions receivable		74,008	97,511
Prepaid expenses and other assets		31,589	38,795
Deferred tax assets		1,362	1,120
Equipment, at cost, less accumulated depreciation of $69,306 in 2001 and $66,212 in 2000		2,248	5,342
Total assets	$	644,401	718,358
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable and accrued expenses	$	48,132	20,721
Due to affiliates		96,269	297,637
Total liabilities		144,401	318,358
Stockholder's equity:			
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100	100
Additional paid-in capital		499,900	399,900
Total stockholder's equity		500,000	400,000
Total liabilities and stockholder's equity	$	644,401	718,358

See accompanying notes to statements of financial condition.

(1) General Information and Summary of Significant Accounting Policies

General

AMCORE Investment Services, Inc. (the Company) is a wholly owned subsidiary of AMCORE Investment Group, N.A. (AIG), which is a wholly owned subsidiary of AMCORE Financial Inc. (AFI). The Company conducts business as a broker/dealer in securities. Additionally, the Company sells annuity products. These services are primarily offered to individual and institutional customers in Northern Illinois and Southern Wisconsin.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Accounting Estimates

The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions (securities owned), commission revenue and related expense are recorded on the trade date basis.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash equivalents includes cash in a bank checking deposit account and shares of money market mutual funds.

Commissions Receivable

Commissions receivable represent amounts due to the Company from its clearing broker/dealer relating to customer securities transactions introduced by the Company as well as amounts due from an insurance agency related to the sale of annuity products.

Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the number of years of useful life of the applicable equipment.

(Continued)

Income Taxes

Deferred income taxes result from temporary differences in the basis of assets and liabilities for income tax and financial statement purposes. These differences relate primarily to different deferred compensation bases for income tax and financial statement purposes and the use of accelerated depreciation methods for income tax purposes.

Management believes that it is more likely than not that the deferred tax assets will be fully realized; therefore, no valuation allowance has been recorded at December 31, 2001 and 2000.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital and a net capital requirement of $414,739 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.35.

On January 12, 2001, the Company received $100,000 of additional paid-in capital from AIG.

(3) Related-party Transactions

By arrangement, the Company remits all excess revenues, after deducting all expenses of the Company, to a banking affiliate of AFI. Amounts owed to these affiliates at December 31, 2001 and 2000 were $96,269 and $297,637, respectively.

At December 31, 2001 and 2000, the Company had cash of $25,121 and $25,210 respectively, on deposit with a bank affiliate of AFI. In addition, the Company held 429,622 and 471,013 units of the Vintage Liquid Assets Fund, which is a money market mutual fund at December 31, 2001 and 2000. The investment advisor of the Vintage Liquid Assets Fund is an affiliate of AIG.

(4) Off-Balance-Sheet and Concentration of Credit Risk

As discussed in note 1, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

(Continued)

(5) Employee Benefit Plans

The Company participates in the Amcore Financial Security Plan (Security Plan), a qualified profit sharing plan under Section 401(a) of the Internal Revenue Code. The Security Plan offers participants a personal retirement account, profit sharing payment, and personal savings account (401(k)).

KPMG

AMCORE INVESTMENT SERVICES, INC.

Statements of Financial Condition

Years Ended December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)